Exhibit 99.2

 FIRST COBALT CORP.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN CANADIAN DOLLARS)

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416–777–8500 Fax 416–777–8818

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of First Cobalt Corp.

Opinion

We have audited the financial statements of First Cobalt Corp. (the Entity), which comprise:

●	the consolidated statement of financial position as at December 31, 2020

●	the consolidated statement of loss and other comprehensive loss for the year then ended

●	the consolidated statement of cash flows for the year then ended

●	the consolidated statement of shareholders’ equity for the year then ended

●	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Entity as at December 31, 2020, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter – Comparative Information

The amended and restated consolidated financial statements for the year ended December 31, 2019 were audited by another auditor who expressed an unmodified opinion on those financial statements on November 20, 2020.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

First Cobalt Corp. April 15, 2021

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

First Cobalt Corp. April 15, 2021

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors’ report is Pieter Fourie.

Toronto, Canada

April 15, 2021

FIRST COBALT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2020 AND DECEMBER 31, 2019
(expressed in Canadian Dollars)	December 31,	December 31,
	2020	2019
ASSETS
Current Assets
Cash and cash equivalents	$4,174,296	$4,419,642
Restricted cash (Note 5)	–	11,500
Prepaid expenses and deposits (Note 7)	366,465	432,419
Receivables (Note 6)	220,649	263,114
Assets held for sale (Note 11)	5,704,673	–
	10,466,083	5,126,675
Non–Current Assets
Exploration and evaluation assets (Note 9)	87,420,122	87,420,122
Plant and equipment (Note 8)	4,876,364	4,876,364
Long–term restricted cash (Note 5)	918,732	918,732
Total Assets	$103,681,301	$98,341,893

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 12)	$981,207	$286,589
Flow–through Share liability (Note 14)	321,372	–
Liabilities held for sale (Note 11)	1,539,124	–
	2,841,703	286,589
Non–Current Liabilities
Long–term loan payable (Note 15)	6,664,385	6,318,026
Long–term financial derivative liability (Note 16)	760,330	413,193
Asset retirement obligations (Note 13)	1,264,177	2,737,321
Total Liabilities	$11,530,595	$9,755,129
Shareholders’ Equity
Common shares (Note 17)	234,649,393	230,374,837
Reserve (Note 18 and 19)	15,387,665	13,714,970
Accumulated other comprehensive income	527,674	523,085
Deficit	(158,414,026)	(156,026,128)
Total Shareholders’ Equity	$92,150,706	$88,586,764
Total Liabilities and Shareholders’ Equity	$103,681,301	$98,341,893
Commitments and Contingencies (Note 26)
Subsequent events (Note 30)

Approved on behalf of the Board of Directors and

authorized for issue on April 15, 2021

/s/ Susan Uthayakumar	/s/ Trent Mell
Susan Uthayakumar, Director	Trent Mell, Director

FIRST COBALT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019
(expressed in Canadian Dollars)	Year ended	Year ended
	December 31	December 31
	2020	2019
Operating expenses
Consulting fees	$424,326	$469,055
Exploration and evaluation expenditures (Note 20)	415,237	1,300,394
General and administrative	315,774	447,590
Investor relations and marketing	481,247	619,848
Refinery and associated studies	1,528,809	1,191,065
Environmental expenses	1,137,866	364,562
Professional fees	558,789	924,031
Salary and benefits	1,769,538	1,488,229
Share–based payments (Note 19)	689,636	1,384,904
Travel	37,999	245,842
Operating loss	(7,359,221)	(8,435,520)
Other
Withholding Tax (expense)	(44,113)	–
Foreign exchange gain (loss)	191,707	(34,101)
Interest income (expense)	(631,562)	(254,081)
Gain (loss) on sale of equipment	–	84,171
Gain (loss) on sale of marketable securities	–	(571,093)
Gain (loss) on financial derivatives revaluation	(347,138)	(66,665)
Impairment reversal (expense) (Note 10)	5,638,693	(106,843,000)
Write–off of prepaids, deposits, and other balances	(9,362)	(77,951)
Write–off of exploration and evaluation assets	–	(213,779)
Flow–through share premium	15,853	–
Loan modification gain	105,178	–
Other non–operating income (expense)	52,067	(30,504)
Loss before taxes	(2,387,898)	(116,442,523)
Income tax expense	–	–
Net loss	(2,387,898)	(116,442,523)
Other comprehensive income
Foreign currency translation income (expense)	4,589	(125,740)

Net loss and other comprehensive income	$(2,383,309)	$(116,568,263)
Basic and diluted loss per share	$(0.01)	$(0.32)
Weighted average number of shares outstanding
(basic and diluted) (Note 22)	391,781,136	362,040,384

FIRST COBALT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019
(expressed in Canadian Dollars)	Year ended	Year ended
	December 31,	December 31,
	2020	2019
Operating activities
Net loss	$(2,387,898)	$(116,442,523)
Adjustments for items not affecting cash:
Share–based payments	689,636	1,384,904
Directors fees paid in DSUs	53,616	195,219
Impairment (reversal) expense	(5,638,693)	106,843,000
Write–off of exploration and evaluation assets	–	213,779
(Gain) Loss on marketable securities	–	571,093
(Gain) Loss on sale of Equipment	–	(79,005)
(Gain) Loss on financial derivatives revaluation	347,138	66,665
Unrealized (gain) loss on foreign exchange	(62,093)	–
Interest expense on loan	634,065	254,081
Gain on loan modification	(105,178)	–
Flow–through share premium	(15,853)	–
Write–down of prepaids, deposits and other balances	9,362	–
	(6,475,898)	(6,992,787)

Changes in non–cash working capital:
Decrease (Increase) in receivables	33,103	1,470,546
Decrease (Increase) in prepaid and other current assets	694,618	(195,623)
Increase (Decrease) in accounts payable and accrued liabilities	65,954	(3,392,445)
Cash Flows used in operating activities	(5,682,223)	(9,110,309)
Investing activities
Acquisition of exploration and evaluation assets, net of cash (Note 8)	–	(307,256)
Transfer from (to) restricted cash	11,500	(216,172)
Sale (Purchase) of marketable securities	–	2,658,474
Proceeds from sale of equipment	–	99,500
Cash Flows provided by investing activities	11,500	2,234,546
Financing activities
Proceeds from issuance of common shares, net of transaction costs of $210,257	4,433,362	1,603,957
Proceeds from exercise of warrants	1,065,861	–
Proceeds from exercise of options	42,000	–
Proceeds from loan, net of transaction costs	–	6,555,067
Cash Flows provided by financing activities	5,541,223	8,159,024
Changes in cash during the period	(129,500)	1,283,261
Effect of exchange rates on cash	(115,846)	(125,740)
Cash – Beginning of the period	4,419,642	3,262,121
Cash – End of the period	$4,174,296	$4,419,642
Supplemental information (Note 27)

FIRST COBALT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECMEBER 31, 2020 AND 2019

(Expressed in Canadian Dollars, except per share amounts)

	Common Shares			Accumulated Other
	Number of Shares	Amount	Reserves	Comprehensive Income	Deficit	Total
Balance – December 31, 2019	372,249,684	$230,374,837	$13,714,970	$523,085	$(156,026,128)	$88,586,764
Net loss for the year	–	–	–	–	(2,387,898)	$(2,387,898)
Other comprehensive income for the year	–	–	–	4,589	–	$4,589
Share based payment expense	–	–	689,636	–	–	$689,636
Directors fees paid in DSUs	–	–	53,616	–	–	$53,616
Shares and units issued for:
Exercise of warrants, options, and DSU/PSU/RSU (Note 17 and 18)	5,191,350	1,335,066	(227,205)	–	–	$1,107,861
Cash, net of transaction costs (Note 17)	31,851,073	2,939,490	1,156,648	–	–	$4,096,138
Balance – December 31, 2020	409,292,107	$234,649,393	$15,387,665	$527,674	$(158,414,026)	$92,150,706

Balance – December 31, 2018	339,321,829	$225,477,272	$11,834,934	$648,825	$(39,583,605)	$198,377,426
Net loss for the year	–	–	–		(116,442,523)	$(116,442,523)
Other comprehensive loss for the year	–	–	–	(125,740)		$(125,740)
Share based payment expense	–	–	1,384,904	–	–	$1,384,904
Directors fees paid in DSUs	–	–	195,219			$195,219
Shares and units issued for:
Exercise of DSU/PSU/RSU (Note 17)	321,265	148,605	(148,605)	–	–	$–
Cash (Note 17)	8,913,251	1,155,439	448,518	–	–	$1,603,957
Private Share Purchase Agreement (Note 17)	21,265,809	3,229,567	–	–	–	$3,229,567
Debt Settlement Arrangement (Note 17)	2,427,530	363,954	–	–	–	$363,954
Balance – December 31, 2019	372,249,684	$230,374,837	$13,714,970	$523,085	$(156,026,128)	$88,586,764

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

1.	Nature of Operations

First Cobalt Corp. (the “Company”, “First Cobalt” or “FCC”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). The Company is in the business of the acquisition and exploration of resource properties and of cobalt refining. The Company is focused on building an ethical North American supply of cobalt.

First Cobalt is a public company which is listed on the Toronto Venture Stock Exchange (TSX–V) (under the symbol FCC) and the OTCQX (under the symbol FTSSF). The Company’s registered office is Suite 2400, Bay–Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

The Company is in the process of advancing its refinery to a restart decision and exploring and developing its mineral properties. In order to carry out its planned refinery advancement work, following a restart decision, additional funding will be required to cover the full expected project capital costs. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. The recoverability of amounts shown as property, plant and equipment is dependent on a decision to expand and ultimately restart the refinery. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Company has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of exploration and evaluation assets are based on their acquisition costs, and do not necessarily represent present or future values.

2.	Significant Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared on an historical cost basis, except for certain financial instruments, which are classified as fair value through profit or loss (“FVTPL”). All amounts on the consolidated financial statements are presented in Canadian dollars.

Functional Currency

The functional currency of the Company and its controlled entities are measured using the principal currency of the primary economic environment in which each entity operates. The functional currency of the Company and its subsidiaries is Canadian dollars, except for Cobalt One Limited which has a functional currency of Australian Dollars.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are retranslated at the period–end exchange rate.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

Non–monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non–monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Foreign exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the costs of assets when they are regarded as an adjustment to interest costs on those currency borrowings. The Company currently does not have any assets under construction.

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks and

•	Exchange differences on monetary items receivable from or payable to a foreign operation which settlement is neither planned nor likely to occur, which are recognized initially in other comprehensive income/ (loss) and reclassified from equity to profit or loss on repayment of the monetary items.

The foreign currency translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership	Location
Cobalt Projects International Corp.	100%	Canada
Cobalt Industries of Canada Corp.	100%	Canada
Cobalt One Limited	100%	Australia
Cobalt Camp Refinery Ltd.	100%	Canada
Cobalt Camp Ontario Holdings Corp.	100%	Canada
Ophiolite Consultants Pty Ltd.	100%	Australia
Acacia Minerals Pty Ltd.	100%	Australia
CobalTech Mining Inc.	100%	Canada
US Cobalt Inc. (“USCO”)	100%	Canada
1086360 BC Ltd.	100%	Canada
Idaho Cobalt Company	100%	United States
Scientific Metals (Delaware) Corp.	100%	United States

All inter–company transactions, balances, income and expenses are eliminated in full upon consolidation.

Cash and Cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

   (expressed in Canadian dollars)

Financial instruments

The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost, as appropriate.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial Assets or liabilities	Measurement Category
Cash and cash equivalents	Amortized Cost
Restricted cash	Amortized Cost
Account Payable and Accrued Liabilities	Amortized Cost
Long–term loan payable	Amortized Cost
Financial derivative liability	FVTPL

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

Exploration and Evaluation Assets

The acquisition costs of mineral property interests have been capitalized as exploration and evaluation assets within the Company’s financial statements. Subsequent exploration and evaluation costs are expensed until the property to which they relate has demonstrated technical feasibility and commercial viability, after which costs are capitalized.

The acquisition costs include the cash consideration paid and the fair market value of any shares issued for mineral property interests being acquired or optioned pursuant to the terms of relevant agreements. When a partial sale of a mineral property occurs, if control is lost the asset is derecognized and there is a resultant gain or loss recorded to profit and loss in the period the transaction takes place. When all of the interest in a property is sold, subject only to any retained royalty interests which may exist, the accumulated property costs are derecognized, with any gain or loss included in profit or loss in the period the transaction takes place.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

   (expressed in Canadian dollars)

Management reviews its mineral property interests at each reporting period for indicators of impairment taking into consideration whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property. If a property’s carrying value exceeds its recoverable amount through either not being recoverable, being abandoned, or considered to have no future economic potential, the acquisition and deferred exploration and evaluation costs are written down to their recoverable amount.

Should a project be put into production, the costs of acquisition will be amortized using the units–of–production method over the life of the project based on estimated economic reserves.

Exploration costs renounced to shareholders pursuant to flow–through share subscription agreements remain expensed, however, for income tax purposes the Company has no right to claim these costs as tax deductible expenses.

When the Company is entitled to non–refundable exploration tax credits, and it is probable that they can be used to reduce future taxable income, a deferred income tax benefit is recognized.

Plant and Equipment

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of the qualifying assets.

Depreciation of plant and equipment commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Plant and equipment assets are depreciated using the straight–line method over the estimated useful life of the asset. Where an item of plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Depreciation is recognized in the consolidated statement of loss and comprehensive loss upon commercial production having been achieved.

At the date of the financial statements no plant and equipment assets are in use. The Company will assess the useful lives of the assets once they are put into use.

Impairment

(i) Financial assets

For financial assets measured at amortized cost, the impairment model under IFRS 9, Financial Instruments (“IFRS 9”), reflects expected credit losses. The Company recognizes loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit–impaired. A financial asset is credit–impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

(ii) Non–financial assets

Non–financial assets are evaluated at each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the CGU level, the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount. The Company’s mineral property interest impairment policy is more specifically discussed above.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

   (expressed in Canadian dollars)

Assets Held for Sale

Non–current assets, or disposal groups comprising assets and liabilities, are classified as held–for–sale if it is highly probably that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated to the assets and liabilities on a pro rata basis. Impairment losses on initial classification as held–for–sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Once classified as held–for–sale, property, plant, and equipment are no longer amortized or depreciated.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on the fair value of goods or services received.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. When shares and warrants are issued at the same time, the proceeds are allocated first to warrants issued, according to their fair value using the Black–Scholes pricing model, and the residual value being allocated to shares. The Company does not measure the impact of modification to the terms of warrants previously issued. Any fair value attributed to the warrants is recorded as reserves.

Share–based payment transactions

The Company has a long–term incentive plan that provides for the granting of options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) to officers, directors, consultants and related company employees to acquire shares of the Company.

(i.)	Share options

The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest. Options granted to employees and others providing similar services are measured on grant date at the fair value of the instruments issued. Fair value is determined using the Black– Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

Options granted to non–employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received. On vesting, share–based payments are recorded as an operating expense and as reserves. When options are exercised, the consideration received is recorded as share capital. The related share–based payments originally recorded as reserves remain in reserves on either exercise or expiry of the underlying options.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

   (expressed in Canadian dollars)

(ii.)	Deferred, restricted and performance share units

DSUs, RSUs and PSUs are classified as equity settled share–based payments and are measured at fair value on the grant date. The expense for DSUs, RSUs and PSUs, to be redeemed in shares, is recognized over the vesting period, or using management’s best estimate when contractual provisions restrict vesting until completion of certain performance conditions, with a charge as an expense or capitalized to plant and equipment and a corresponding increase in reserves as the instrument vests. Upon exercise of any DSUS, RSUs, and PSUs, the grant date fair value of the instrument is transferred to share capital.

Flow–Through Shares

The proceeds from the offering of flow–through shares are allocated between the shares and the sale of tax benefits when the shares are issued. The allocation is made based on the difference between the market value of the shares on the date of issue’ and the amount the investors pay for the flow–through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.

The Company may renounce the deductions for tax purposes under what is referred to as the “general” method or the “look–back” method.

When tax deductions are renounced under the general method, the Company records a deferred tax liability with the corresponding change to income tax expense when the Company has the expectation of renouncing and has expensed its expenditures. At the same time, the liability related to the flow–through shares is reduced, with a corresponding increase to flow–through share premium.

When the tax deductions are renounced under the look–back method, the Company records a deferred tax liability with a corresponding change to income tax expense when the expenditures are incurred and expensed. At the same time, the liability related to the flow–through shares would be reduced, with a corresponding increase to flow–through share premium.

Environmental rehabilitation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The estimated costs arising from the future decommissioning of plant and other site preparation work, discounted to their net present value where material, are determined, and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates, using a pretax rate that reflect the time value of money and risks specific to the liability, are used to calculate the net present value. Costs are charged against profit or loss over the economic life of the related asset, through amortization of the asset retirement obligation using either the unit–of–production or the straight–line method. The related liability is adjusted at each period–end with changes related to the unwinding of the discount rate accounted for in profit or loss and changes related to the current market–based discount rate or the amount or timing of the underlying cash flows needed to settle the obligation accounted for as an adjustment to the related rehabilitation asset.

Income taxes

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity investments.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

   (expressed in Canadian dollars)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

Loss per share

The Company presents basic and diluted loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted LPS is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all dilutive potential common shares related to outstanding stock options and warrants issued by the Company.

Segments

The Company’s Chief Executive Officer reviews internal management reports and projections for the Company as a single unit. All areas of the business are cost centres at present given there are no operations or revenues. Managing the Company involves assessing the right underlying asset to direct resources.

Within the financial statements, the Company does separate its mineral properties and exploration activities by geographic location.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities and include key management of the Company and its parent. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

3.	Recently Adopted and Issued Not Yet Effective Accounting Standards

At January 1, 2020, the Company adopted the revised IFRS 3 – Business Combinations which contained revises to the definitions of a business from the previous standard. There were no business combinations made by the Company subsequent to the adoption date.

As at December 31, 2020, there have been no other accounting pronouncements issued by the IASB that would materially affect the Company’s consolidated financial statements.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

   (expressed in Canadian dollars)

4.	Significant Accounting Judgments and Estimates

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

Areas requiring a significant degree of judgment or estimation relate to the valuation of exploration and evaluation assets, environmental rehabilitation costs and valuation of share options and warrants. Actual results may differ from those estimates and judgments.

Judgments that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

●	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

●	Financial Derivative Liability

The Financial Derivative Liability values involve significant estimation. The FV of financial derivative liability is reviewed and adjusted on a on a quarterly basis. Factors considered in the fair value of the financial derivative liability are risk free rate, share price volatility, LIBOR, effective interest, and foreign exchange fluctuations.

●	Environmental Rehabilitation

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant estimations must be made when determining such reclamation and closure activities and measures required and potentially required.

●	Share–based payments

The estimation of share–based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, the probable life of share options and warrants granted and the time of exercise of those share options and warrants. The model used by the Company is the Black–Scholes pricing model.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

   (expressed in Canadian dollars)

5.	Restricted Cash

	December 31,	December 31,
	2020	2019
Current	$–	$11,500
Long–term	918,732	918,732
	$918,732	$930,232

Long–term restricted cash relates to amounts on deposit with the Ministry of Energy, Northern Development and Mines as financial assurance for the refinery closure plan. An additional deposit of $216,179 was made in November 2019 to the Ministry to bring the total financial assurance deposits in line with the estimated closure plan liability.

6.	Receivables

	December 31,	December 31,
	2020	2019
GST Receivable	$220,649	$263,114
	$220,649	$263,114

All amounts currently outstanding are expected to be collected within the next twelve months.

7.	Prepaid Expenses and Deposits

	December 31,	December 31,
	2020	2019
Prepaid expenses	$350,065	$405,959
Deposits	16,400	26,460
	$366,465	$432,419

Prepaid expenses predominantly relate to prepayments made for engineering studies and metallurgical test work relating to the Refinery.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

   (expressed in Canadian dollars)

8.	Plant and Equipment

As part of the acquisition of Cobalt One Limited (“Cobalt One”) in 2017, the Company acquired the properties, permits, assets and rights of a cobalt–silver–nickel refinery (“Refinery”) located in North Cobalt, Ontario, Canada.

The carrying value of Plant and Equipment is $4,876,364 (December 31, 2019 – $4,876,364), which solely relates to the Refinery. During 2019, the Company disposed of $20,495 of snow plowing equipment and recorded a $126,321 increase in the refinery asset due to an increased closure cost estimates relating to cost adjustments on the previously filed closure plan. As at December 31, 2020, the Company’s closure costs for the Refinery are estimated to be $926,321 (December 31, 2019: $926,321) and are recorded as asset retirement obligations. No depreciation has been recorded for the Refinery in the current year (December 31, 2019 – $Nil) as the asset is not yet in service.

9.	Exploration and Evaluation Assets

	Balance		Writedown and		Reclassification	Balance
	December 31,	Acquisition	Other	ARO	to Held for Sale	December 31,
	2019	Costs	Adjustments	Adjustment	(Note 11)	2020
Iron Creek	$87,420,121	$–	$–	$–	$–	$87,420,121
Cobalt Camp, Ontario	1	–	5,638,693	65,980	(5,704,673)	1

Total	$87,420,122	$–	$5,638,693	$65,980	$(5,704,673)	$87,420,122

	Balance		Writedown and		Reclassification	Balance
	December 31,	Acquisition	Other	ARO	to Held for Sale	December 31,
	2018	Costs	Adjustments	Adjustment	(Note 11)	2019
Iron Creek	$87,312,865	$107,256	$–	$–	$–	$87,420,121
Cobalt Camp, Ontario	106,372,001	200,000	(106,843,000)	271,000	–	1
Other Properties	213,779	–	(213,779)	–	–	–

Total	$193,898,645	$307,256	$(107,056,779)	$271,000	4–	$87,420,122

In February 2019, the Company acquired additional surface rights on certain Iron Creek land packages for a payment of $107,256.

In 2020, the Company reversed a portion previously recorded impairment charges relating to the Cobalt Camp (Note 10) relating to its announced sale transaction with Kuya Silver Corporation (Note 30).

There has been no depreciation taken for any of the assets noted above since their initial recognition.

10.	Impairment Charges (Reversal)

Prior year impairment – Cobalt Camp

During the prior year an impairment charge of $106,843,000 was recorded against the Cobalt Camp, Ontario asset. Under IFRS 6, the fact that no further exploration work was planned was considered an impairment indicator for the Cobalt Camp and a comparison of the recoverable amount of these assets to their carrying value was conducted at December 31, 2019. Given the lack of data on similar cobalt–specific properties in the market, the Company was unable to determine an independent value for the cobalt mineral properties, and thus they were written down to a value of $1 at December 31, 2019.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

   (expressed in Canadian dollars)

Current year impairment reversal – Cobalt Camp

In December 2020, a letter of intent was announced with Kuya Silver Corp. (“Kuya”) by which Kuya would purchase certain Cobalt Camp properties (known as the “Kerr Assets”) outright for consideration of $4 million and a joint venture framework would be developed between Kuya and First Cobalt for the remaining properties (the “Remaining Assets”) in the Cobalt Camp (Note 30). The consideration for the Kerr Assets comprised $1 million in cash and $3 million in Kuya share using the 20–day VWAP of Kuya common shares leading up to the announcement date.

In February 2021, this transaction closed without significant changes to the key terms.

The arrangement with Kuya provided objective evidence of the market value of the Cobalt Camp. This represented an impairment reversal indicator under IAS 36 as there were now observable indications as to the assets’ value.

The Company has therefore re–estimated the recoverable amount of the Cobalt Camp assets. Based on the consideration agreed for the Kerr Assets the Company has estimated the fair value of the Cobalt Camp to be $5,704,673 as at December 31, 2020. A reversal of previously recorded impairment charges was booked at December 31, 2020 to bring the book value of the Cobalt Camp to this amount.

The potential payments related to the joint venture framework have not been included in the valuation figure above as they are contingent on future decisions to be made by Kuya.

11.	Disposal Group Held For Sale

In December 2020, management committed to a plan to sell the Kerr Assets (refer to note 10) as well as their associated asset retirement obligations to Kuya. In February 2021, this transaction closed without significant changes to the key terms (refer to note 10 and 30 for more details on the Kuya sale). Accordingly at December 31, 2020, these assets and liabilities are presented as a disposal group held for sale.

	December 31,	December 31,
	2020	2019
Exploration and Evaluation Assets	$5,704,673	$–
Asset Retirement Obligation	(1,539,124)	–
Net Balance, at end the year	$4,165,549	$–

Held for Sale comprise of Exploration and Evaluation assets, and the associated Asset Retirement Obligations related to the announced sale transaction with Kuya Silver Corporation (Note 30). There are no cumulative income or expenses included in OCI relating to the disposal group.

The non–recurring fair value measurement for the disposal group of $4,165,549 has been categorized as a Level 2 fair value based on the observable inputs linked to the Kuya transaction (Note 30).

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

   (expressed in Canadian dollars)

12.	Accounts Payable and Accrued Liabilities

	December 31,	December 31,
	2020	2019
Accounts Payable	$434,157	$151,628
Accrued Liabilities	547,050	134,961
	$981,207	$286,589

Accounts payable and accrued liabilities comprise primarily of trade payables incurred in the normal course of business. Included in accounts payable and accrued liabilities are amounts totalling $361,500 (December 31, 2019 – $61,468) due to related parties (Note 29).

13.	Asset Retirement Obligations

	December 31,	December 31,
	2020	2019
Current	$–	$–
Long–term	1,264,177	2,737,321
	$1,264,177	$2,737,321

As at December 31, 2020, the Company has recorded its best estimate of the asset retirement obligations relating to its properties and assets. The Refinery has a formal closure plan filed with the Ministry of Energy, Northern Development, and Mines (ENDM). The cost estimates for this filed closure plan were updated for inflation during 2019 and the current expected closure cost are $926,321, which has been recorded as an asset retirement obligation liability. This closure plan relates to the facility as currently constructed and not the expanded facility.

First Cobalt controls properties under both patents and mineral claims. For features on patented land, the Company is liable for any rehabilitation required.

The Company has recorded its best estimate of the cost to rehabilitate the known features on patented lands as an asset retirement obligation. The Company did not acquire any new properties in the Cobalt Camp in 2020 and did not disturb any known features. Based on an updated estimate of the cost to remediate all features on patented properties, an updated long–term inflation rate assumption of 1.60%, and an updated risk–free interest rate assumption of 0.67%, the estimated ARO liability at December 31, 2020 amounted to $1,876,980, which represents a $65,980 increase from 2019. Of the overall ARO liability relating to the Cobalt Camp, a total of $1,539,124 relates to the properties held for sale at year–end and are presented as Liabilities Held for Sale (Note 11). The future cash flows required to settle this obligation involve a degree of uncertainty, as they are estimates at this time. The Company assumed a ten–year period to complete the remediation work in its liability estimate, consistent with previous year approaches. There is no mandated level of annual activity.

Subsequent to year end, the Company sold the majority of the patented properties it owns to Kuya as these patented properties formed part of the Kerr Assets package that was sold outright. Therefore, approximately $1,539,124 of the asset retirement obligation recorded at December 31, 2020 were transferred to Kuya in the first quarter of 2021.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

14.	Flow–through Share Liability

On August 27, 2020, the company completed a non–brokered private placement by issuing 8,225,000 Flow-through Units at a Unit price of $0.16 per Flow–Through Unit for gross proceeds of $1.3 million. Each Flow-Through Unit consists of one common share of the Company qualifying as a Flow–Through Share and one–half of one common share purchase Warrant. Each full Warrant will entitle the holder thereof to purchase one Common Share of the Company at a price of $0.21 per Common Share, for a period of 24 months.

The initial amount of the flow–through share liability associated with the flow–through shares was determined to be $337,225 based on the difference between the fair value price per common share in the Flow–Through Units and the Non–Flow–Through Units issued at the same time.

As at December 31, 2020, the Company’s flow–through share liability balance was $321,372 (December 31, 2019 – $Nil) as the company incurred a small amount of flow–through eligible expenses in the fourth quarter of 2020. The flow–through share liability is amortized as flow–through eligible funds are spent on eligible activities, which resulted in a reduction in the flow–through share liability of $15,853 during 2020, as also seen in Flow–through share premium.

15.	Loan Payable

The Company completed a US$5 million loan arrangement with Glencore on August 26, 2019. As this loan included a conversion feature, its value was split between Financial Derivative Liability and Long–term Loan. The following table sets out the details of the Company’s long–term debt as of December 31, 2020 and December 31, 2019.

	December 31,	December 31,
	2020	2019
Long–term Loan Payable – beginning of year	$6,318,026	$6,157,674
Accretion and capitalized interest	451,537	160,352
Modification gain	(105,178)	–
Long–term Loan Payable – end of year	$6,664,385	$6,318,026
Less: current portion	–	–
Non–current portion	$6,664,385	$6,318,026

The US$5 million loan arrangement bears interest at quarterly (Mar. 31, Jun. 30, Sep. 30, Dec. 31) US dollar LIBOR + 5%. The Company holds the option to pay the interest on the loan in-kind, by accruing it to the principal and paying it upon maturity. The Company also had the right to extend the maturity date by one year as long as not in default. Additionally, Glencore has the option to convert the full balance owing at the maturity date to common shares of the Company at a 15% discount to the Company’s 10–day volume weighted average trading price on TSVX prior to maturity or the floor price of $0.13 per share. The Company may prepay all or any part of the principal amount owing at any time, subject to a minimum amount of $1,000,000.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

The host debt is classified as a liability, measured at fair value at initial recognition and subsequently measured at amortized cost using the effective interest rate method. Under the Company’s debt agreement with Glencore, there are basic covenants related to the use of funds and ensuring the refinery studies remain on schedule, though there are no financial metric–related covenants.

On November 4, 2020, the Company announced a loan amendment agreement to extend to the maturity date by one year to August 23, 2022. The Company reviewed the impact of this loan modification under IFRS 9 and determined that the maturity date extension was a non–substantial modification for accounting purposes. The Company has recorded a $105,178 modification gain as a result of the loan maturity extension. The transaction costs associated with the loan modification were insignificant.

The Company was in compliance with all elements of the Glencore loan arrangement as at December 31, 2020. The loan arrangement is secured by a pledge of shares of First Cobalt subsidiaries that own the refinery asset.

Subsequent to year end, an amendment to the Glencore loan was executed and the full balance owing was settled in shares (Note 30).

16.	Financial Derivative Liability

As at December 31, 2020, the company had outstanding financial derivative liability of $760,330 (December 31, 2019 – $413,193), the derivative liability represents the conversion feature associated with the Glencore Loan (Note 15). Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed. The fair value of the derivative at initial recognition was measured using Monte Carlo Simulation, assuming a risk–free rate of 1.39% per year, term of 2.0 years, and a share floor price of $0.13 per share. The Company’s derivatives are subsequently re–measured at their fair value at each reporting date with changes in fair value recognized in the consolidated statement of loss and other comprehensive loss. The financial derivative arises from a conversion feature in the Glencore loan arrangement (Note 14) which is an embedded derivative that is fair valued each reporting period. The fair value of the derivative as at December 31, 2020 was measured using Monte Carlo Simulation, assuming a risk–free rate of 0.20% per year, term of 1.65 years, and a share floor price of $0.13 per share.

The following table sets out the details of the Company’s financial derivative liability as of December 31, 2020 and December 31, 2019.

	December 31,	December 31,
	2020	2019
Financial Derivative Liability – beginning of year	$413,193	$346,528
Loss (gain) on fair value derivative revaluation	347,137	66,665
Financial Derivative Liability – end of year	$760,330	$413,193

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

17.	Share Capital

(a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2020, the Company had 409,292,107 (December 31, 2019 – 372,249,684) common shares outstanding.

(b)	Issued Share Capital

During the year ended December 31, 2020, the Company issued common shares as follows:

•	On February 5, 2020, the Company completed a non–brokered private placement by issuing 15,097,430 Units at a Unit price of $0.14 for gross proceeds of $2.1 million. Each Unit consists of one common share in the share capital of the Company and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.21 for a period of two years. The Warrants are subject to an acceleration clause such that, if the closing price of the common shares of the Company is equal to or greater than $0.37 per share for a period of ten consecutive trading days, the Company shall have the option, but not the obligation, to effect an accelerated expiration date that shall be 20 calendar days from the issuance of a notice of acceleration. The transaction costs associated with the issuance was $65,035.

•	On August 27, 2020, the company completed a non–brokered private placement by issuing 8,225,000 Flow–through Units at a Unit price of $0.16 per Flow–Through Unit for gross proceeds of $1.3 million and 8,528,643 Units at a price of $0.14 per Unit for gross proceeds of approximately $1.2 million. Each Flow–Through Unit consists of one common share of the Company qualifying as a Flow–Through Share and one–half of one common share purchase Warrant. Each Unit consists of one Common Share and one Warrant. Each full Warrant will entitle the holder thereof to purchase one Common Share of the Company at a price of $0.21 per Common Share, for a period of 24 months. The transaction costs associated with the issuance was $145,222.

•	During December 2020, the Company issued 5,191,350 common shares for gross proceeds of approximately $1.1 million for exercised warrants, options and DSUs. There were no significant transaction costs associated with these issuances.

During the year ended December 31, 2019, the Company issued common shares as follows:

•	On March 18, 2019, the Company issued 321,265 common shares on the vesting and entitlement of certain DSUs, PSUs, and RSUs. The common shares were valued at $148,605 based on a share price of $0.493 on the date of issue.

•	On March 29, 2019, the Company completed a non–brokered private placement by issuing 8,913,251 Units for gross proceeds of $1.6 million. Each Unit consists of one common share in the share capital of the Company and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.27 for a period of two years. The Warrants are subject to an acceleration clause such that, if the closing price of the common shares of the Company is equal to or greater than $0.37 per share for a period of ten consecutive trading days, the Company shall have the option, but not the obligation, to effect an accelerated expiration date that shall be 20 calendar days from the issuance of a notice of acceleration.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

•	On May 2, 2019, the Company issued 21,265,809 common shares in a private share purchase agreement to acquire 9,640,500 common shares of eCobalt Solutions Inc. for investment purposes, recorded as $3,229,567 and valued using the quoted public market of the shares received.

•	On May 13, 2019, the Company issued 2,427,530 common shares to settle $363,954 of indebtedness owed to a creditor.

18.	Warrants

Details regarding warrants issued and outstanding are summarized as follows:

	Weighted average	Number of shares issued or issuable
	exercise price	on exercise
Balance – December 31, 2018	$1.48	13,217,682
Issuance of warrants	$0.27	9,104,466
Balance – December 31, 2019	$0.99	22,322,148
Issuance of warrants	$0.21	15,256,476
Warrant expiries	$1.50	(13,017,682)
Issuance of warrants	$0.21	13,493,893
Exercised warrants	$0.27	(3,356,333)
Exercised warrants	$0.21	(515,000)
Exercised warrants	$0.21	(250,000)
Balance – December 31, 2020	$0.22	33,933,502

The expiry of warrants are as follows:

		Number of
		warrants	Weighted Average
Grant Date	Expiry Date	outstanding	Exercise Price
May 31, 2016	May 31, 2021	200,000	$0.06
March 29, 2019	March 29, 2021	5,748,133	$0.27
February 5, 2020	February 5, 2022	14,741,476	$0.21
August 27, 2020	August 27, 2022	13,243,893	$0.21
		33,933,502	$0.22

Subsequent to year end the expiry dates for the March 29, 2019 warrants and the February 5, 2020 warrants were accelerated to March 15, 2021 (Note 30).

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

During the year ended December 31, 2020, 4,121,333 warrants of the Company were exercised for gross proceeds of $1.07 million. Additionally, the Company issued a total of 28,750,369 share purchase warrants. in conjunction with two private placements as outlined below:

•	On February 5, 2020, 15,097,430 warrants were issued to subscribers in the Company’s private placement (Note 17). 159,046 warrants were issued as finders’ fees associated with the private placement. The total fair value of $591,673 was recorded in reserves. The fair value of the warrants was estimated using the Black–Scholes Option Pricing Model assuming a risk–free interest rate of 1.54%, an expected life of 2 years, an expected volatility of 71.57%, no expected dividends, and a share price of $0.14.

•	On August 27, 2020, a further 12,641,143 warrants were issued to subscribers in the Company’s private placement (Note 17). 852,750 warrants were issued as finders’ fees associated with the private placement. The total fair value of $564,976 was recorded in reserves. The fair value of the warrants was estimated using the Black–Scholes Options Pricing Model assuming a risk–free interest rate of 0.25% an expected life of 2 years, an expected volatility of 76.79%, no expected dividends, and a share price of $0.14.

During the year ended December 31, 2019, the Company issued 9,104,466 share purchase warrants. A total of 8,913,251 warrants were issued to subscribers in the Company’s private placement which closed on March 29, 2019 (Note 17). A further 191,215 warrants were issued as finders’ fees associated with the private placement. The total fair value of $448,518 was recorded in reserves. The fair value of the warrants was estimated using the Black–Scholes Option Pricing Model assuming a risk–free interest rate of 1.79%, an expected life of 2 years, an expected volatility of 92.70%, no expected dividends, and a share price of $0.15.

19.	Share based payments

The Company adopted a new long–term incentive plan on October 1, 2019 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the Plan is limited to 28,000,000 shares.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

(a)	Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise
Balance – December 31, 2018	$0.57	14,531,815
Grant	$0.18	1,000,000
USCO expiries	$0.30	(2,275,000)
Former FCC Personnel Expiries	$0.62	(575,000)
FCC Personnel Options Cancelled	$1.43	(1,433,482)
Grant	$0.14	3,830,000
Grant	$0.16	350,000
Former FCC Personnel Expiries	$1.43	(175,000)
Balance December 31, 2019	$0.38	15,253,333
Expiries	$1.43	(75,000)
Grant	$0.14	2,200,000
Grant	$0.15	500,000
Expiries	$0.44	(2,375,000)
Exercised	$0.14	(300,000)
Balance December 31, 2020	$0.33	15,203,333

During the year ended December 31, 2020:

•	In July 2020, the Company granted 2,200,000 stock options to Officers as an annual grant under its long–term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.14 per share, and vest over a three–year period. The fair value of the options at the date of grant was estimated to be $149,155 using the Black–Scholes Option Pricing Model, assuming a risk–free rate of 0.25% per year, an expected life of 2.5 years, an expected volatility of 76.82%, no expected dividends, and share price of $0.145.

•	In August 2020, the Company granted 500,000 stock options to a new Officer under its long–term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.145 per share, and vest over a three–year period. The fair value of the options at the date of grant was estimated to be $33,529 using the Black–Scholes Option Pricing Model, assuming a risk–free rate of 0.26% per year, an expected life of 2.5 years, an expected volatility of 76.65%, no expected dividends, and share price of $0.145.

•	A total of 2,450,000 options expired during the year relating to employees who are no longer with the Company. In December 2020, 300,000 stock options were exercised at an exercise price of $0.14.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

During the year ended December 31, 2019:

•	In February 2019, the Company granted 1,000,000 stock options to a new Officer as an annual grant under its long–term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.18 per share, and vest over a one–year period. The fair value of the options at the date of grant was estimated to be $98,593 using the Black–Scholes Option Pricing Model, assuming a risk–free rate of 1.79% per year, an expected life of 2.5 years, an expected volatility of 92.93%, no expected dividends, and share price of $0.18.

•	In September 2019 company granted 3,830,000 stock options to Officers, Directors, and Employees as an annual grant under its long–term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.14 per share, and vest over a three–year period. The fair value of the options at the date of grant was estimated to be $286,607 using the Black–Scholes Option Pricing Model, assuming a risk–free rate of 1.35% per year, an expected life of 2.5 years, an expected volatility of 90.68%, no expected dividends, and share price of $0.14.

•	In October 2019, the Company issued 350,000 incentive stock options to a new Director, and a consultant of the Company. The options may be exercised within 5 years from the date of grant at a price of $0.16 per share, and vest over a three–year period. The fair value of the options at the date of grant was estimated to be $30,109 using the Black–Scholes Option Pricing Model, assuming a risk–free rate of 1.54% per year, an expected life of 2.5 years, an expected volatility of 91.11%, no expected dividends, and share price of $0.16.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

Incentive share options outstanding and exercisable (vested) at December 31, 2020 are summarized as follows:

	Options Outstanding			Options Exercisable
	Number of Shares	Weighted Average	Weighted	Number of	Weighted
Exercise	Issuable on	Remaining Life	Average	Shares Issuable	Average
Price	Exercise	(Years)	Exercise Price	on Exercise	Exercise Price
0.69	1,200,000	1.42	$0.69	1,200,000	0.69
0.66	1,500,000	1.17	$0.66	1,500,000	0.66
0.52	450,000	2.08	$0.52	450,000	0.52
0.49	1,973,333	2.48	$0.49	1,315,555	0.49
0.36	1,100,000	2.74	$0.36	733,333	0.36
0.27	400,000	2.81	$0.27	266,667	0.27
0.18	1,000,000	3.14	$0.18	1,000,000	0.18
0.14	3,530,000	3.68	$0.14	1,176,667	0.14
0.16	350,000	3.75	$0.16	116,667	0.16
0.14	2,200,000	4.53	$0.14	–	0.14
0.36	1,000,000	4.74	$0.36	1,000,000	0.36
0.15	500,000	4.66	$0.15	–	0.15
	15,203,333	3.15	$0.33	8,758,889	$0.43

During the year ended December 31, 2020, the Company has expensed $419,937 (December 31, 2019 – $989,679) for options valued at share prices $0.14 to $0.49, as shared–based payment expense.

(b)	DSUs, RSUs and PSUs

During the year ended December 31, 2020:

•	In Jan 2020, the Company issued 326,657 DSUs. DSUs vest immediately and may not be exercised until a director or officer ceases to serve their role. The DSUs were issued to Directors in lieu of cash directors fees for the fourth quarter of 2019. The company expensed $47,365 related to these Director DSUs.

•	In July 2020, the Company issued 1,144,643 DSUs. DSUs vest immediately and may not be exercised until an officer or director ceases to serve their role. The DSUs were issued to Officers and Directors. The company expensed $165,973 related to these DSUs.

•	In July 2020 and August 2020, the Company issued a total of 1,300,000 RSUs to directors, officers, employees and consultants under its long–term incentive plan. The RSUs vest over a 2–2.5 year period and are expensed consistent with their vesting period. A total of $88,715 was expensed in 2020 relating to these RSUs.

During the year ended December 31, 2020, the Company has expensed $228,350 (2019 – $383,366) for DSUs valued at share prices $0.145 to $0.49, $Nil (2019 – $11,859) for PSUs, and $88,715 (2019 – $Nil) for RSUs as shared–based payment expense.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

20.	Exploration and Evaluation Expenses

Exploration and evaluation expenditures incurred for the year ended December 31, 2020 and 2019:

	December 31, 2020			December 31, 2019
	Iron Creek,	Cobalt Camp,		Iron Creek,	Cobalt Camp,
	USA	Canada	Total	USA	Canada	Total
Drilling	$–	$–	$–	$–	$–	$–
Exploration support and administration	–	–	–	–	3,042	3,042
Field Operations and consumables	19,569	2,166	21,735	30,526	4,359	34,885
Geochemistry	133,892	5,784	139,676	14,505	17,982	32,487
Geological consulting	27,278	–	27,278	246,582	728	247,310
Geologist salaries	–	14,929	14,929	–	165,736	165,736
Property taxes	27,696	487	28,183	32,227	29,962	62,189
Sampling and geological costs	138,665	44,771	183,436	545,005	209,740	754,745
Total	$347,100	$68,137	$415,237	$868,845	$431,549	$1,300,394

21.	Income Tax

Income tax reconciliation

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations for the year ended December 31, 2020 and 2019:

	December 31,	December 31,
	2020	2019
Loss before income taxes	$(2,387,898)	$(116,442,523)
Statutory tax rate	26.5%	26.5%
Expected (recovery) at statutory rate	(632,793)	(30,857,269)
Non–deductible items	168,169	507,616
Flow through share renunciation	–	–
Impairment of exploration and evaluation asset:	(1,494,254)	28,370,047
Change in unrecognized Deferred tax assets	1,958,878	1,979,606
Income tax recovery	$–	$–

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	December 31,	December 31,
	2020	2019
Deferred tax liabilities:
Exploration and Evaluation assets	–	(479,915)
Assets held for sale	(276,826)	–
Long–term loan payable	(123,167)	(85,654)
Plant and equipment	(33,475)	(33,475)
	(433,468)	(599,044)
Deferred tax assets:
Asset retirement obligations	33,475	513,390
Liabilities held for sale	276,826	–
Financial derivative liability	123,167	85,654
	433,468	599,044

Deferred income tax assets / (liabilities)	$–	$–

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The unrecognized deductible temporary differences at December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019
Non–capital loss carry–forwards	$25,370,959	$24,075,437
Exploration and evaluation properties	11,520,058	9,772,485
Unrealized capital loss on assets held for sale	18,473,541	–
Capital loss carry–forward	571,093	571,093
Other	3,203,482	1,398,215
Total unrecognized temporary differences	$59,139,133	$35,817,230

The unrealized capital loss of $18,473,541 and the capital loss of $571,093 can be carried forward indefinitely and can only be realized against future capital gains.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

The Company has non–capital loss carryforwards of approximately $24,918,453 (December 31, 2019 – $24,023,911) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Loss carry–forward
Year	amount
2033	$–
2034	–
2035	1,213,287
2036	4,068,879
2037	1,450,346
2038	8,546,322
2039	2,483,570
2040	7,156,049
Total	$24,918,453

The Company also has non–capital loss carryforwards of $450,000 to apply against future year income tax in Australia. These carryforwards do not expire.

22.          Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the year ended December 31, 2020 and 2019:

	December 31,	December 31,
	2020	2019
Numerator
Net loss for the year / period	$(2,387,898)	$(116,442,523)
Denominator
Basic – weighted average number of shares outstanding	391,781,136	362,040,384
Effect of dilutive securities	–	–
Diluted – adjusted weighted average number of shares outstanding	391,781,136	362,040,384
Loss Per Share – Basic and Diluted	$(0.01)	$(0.32)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.

The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

Share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding during the year ended December 31, 2020 and 2019 as the warrants and stock options were anti–dilutive since the Company was in a loss position.

23.          Financial Instruments

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, taking into account its current cash position and potential funding sources. The following are the contractual maturities of financial liabilities as at December 31, 2020, and December 31, 2019:

	As at December 31, 2020
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$981,207	$–	$–
Loan payable	–	7,546,524	–
Total	$981,207	$7,546,524	$–

	As at December 31, 2019
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$286,589	$–	$–
Long–term loan payable	–	7,457,413	–
Total	$286,589	$7,457,413	$–

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, long–term loan payable, financial derivative liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long–term loan payable, and financial derivative liability are estimated using risk–free rate, LIBOR, share price volatility, and foreign exchange fluctuations, and are estimated to approximate carrying value.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held in bank accounts. The cash and cash equivalents and restricted cash are deposited in bank accounts held with major Canadian banks so there is a concentration of credit risk. This risk is managed by using major Canadian banks that are high credit quality financial institutions as determined by rating agencies.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, and its long–term debts that are denominated in US Dollars. The Company also holds minor cash in Australian Dollars though exposure to fluctuations in the Australian dollar exchange rate are negligible. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 31, 2020:

As at December 31, 2020
USD
Cash and cash equivalents	$694,239
Accounts payable and accrued liabilities	(53,523)
Long–term loan payable	(6,752,778)
Total	$(6,112,062)

During the year ended December 31, 2020, the Company recognized a gain of $0.19 million on foreign exchange (2019 – loss of $0.03 million). Based on the above working capital exposures, and the exposure of the US Dollar long–term loan payable as at December 31, 2020, a 10% depreciation or appreciation of the US Dollar against the Canadian dollar would result in a $0.61 million decrease or increase in the Company’s before tax net loss (2019 – $0.17 million); the Australian Dollar exposure against the Canadian dollar is minimal as the company holds a very small working capital balance, therefore, a 10% depreciation or appreciation is negligible.

As at December 31, 2019
USD
Cash and cash equivalents	$3,854,772
Accounts payable and accrued liabilities	(100,568)
Long–term loan payable	(6,696,897)
Total	$(2,942,693)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s debt with Glencore bears interest at a rate of LIBOR + 5% and thus is a floating rate instrument. Therefore, changes in the market LIBOR interest rate will impact the cash flows ultimately required to settle interest payment obligations under the debt agreement. An increase or decrease of 100 basis points in the annual interest rate would result in an increase or decrease loss before tax of $0.05 million.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

24.          Management of Capital

The Company manages its capital structure, consisting of share capital and debt (loan payable), and will make adjustments to it depending on the funds available to the Company for its future refinery and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company has sufficient capital resources to continue its normal operations. In order to carry out its planned refinery advancement work additional funding will be required to cover the expected project capital costs, which the Company expects to fund with a combination of new debt and equity issuances. The Company will continue to assess new exploration and evaluation assets and seeks to acquire additional interests if sufficient geologic or economic potential is established and adequate financial resources are available.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements, other than restrictions on how the proceeds from the Glencore loan can be spent. In 2019, the addition of the Glencore loan has added a debt component to the Company’s capital structure, and the Company will continue to adjust its capital structure based on Management’s assessment of the best capital mix to effectively advance its assets.

25.          Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest–level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		December 31, 2020
	Fair value
	through profit	Amortized				Total Fair
	or loss	cost	Level 1	Level 2	Level 3	Value
Assets:
Cash and Cash Equivalents	$–	$4,174,296	$–	$–	$–	$4,174,296
Restricted cash	–	918,732	–	–	–	918,732
	$–	$5,093,028	$–	$–	$–	$5,093,028
Liabilities:
Accounts payable and accrued liabilities	$–	$1,131,207	$–	$–	$–	$1,131,207
Long–term loan payable	–	6,664,385	–	–	–	6,664,385
Financial Derivative Liability	760,330	–	–	760,330	–	760,330
	$760,330	$7,795,592	$–	$760,330	$–	$8,555,922

Valuation techniques

A) Cash and cash equivalents

Cash, cash equivalents are included in Level 1 due to the short–term maturity of these financial assets.

B) Restricted cash

Restricted cash are included in Level 1 as they are known deposits held in cash by government agencies, and major banking institutions.

C) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recorded at amortized cost and included in Level 1 due to the short-term maturity of these financial liabilities.

D) Loan payable

Long–term loan payable is recorded at amortized cost and included in Level 1. The carrying amount is adjusted for the effective interest accretion on a quarterly basis.

E) Financial Derivative Liability

The fair value of the embedded derivative as at December 31, 2020 was $760,330 and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk–free rate to determine the present value of the conversion benefit. The conversion benefit is equal to 15% of the balance owing on the date of maturity, due to Glencore’s option to elect to receive shares of the Company at a 15% discount to market instead of a cash repayment of the debt. The conversion feature contains a floor price limitation such that the share price used to convert the balance owing cannot be below $0.13. The Company may prepay all or any part of the principal amount owing at any time, subject to a minimum amount of $1,000,000.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

26.          Commitments and Contingencies

As at December 31, 2020, the Company was not committed to any material exploration contracts that require significant future outflow of resources.

The table below reflects the current estimate of cash outflows for interest and principal payments under the Glencore loan in Canadian dollars as at December 31, 2020. Subsequent to year–end, an amendment to the loan was executed and the Company settled the full balance owing through the issuance of common shares (Note 30).

As At December 31, 2020:
			Total Debt
	Interest	Principal	Commitments
2021	$364,022	$–	$364,022
2022	233,373	6,949,129	7,182,502
Thereafter	–	–	–
Total	$597,395	$6,949,129	$7,546,524

As at December 31, 2019:
			Total Debt
	Interest	Principal	Commitments
2020	$463,915	$–	$463,915
2021	296,601	6,696,897	6,993,498
Thereafter	–	–	–
Total	$760,516	$6,696,897	$7,457,413

In connection with the current refinery work plan, the Company has signed contracts with numerous vendors, including Ausenco Engineering Canada, SGS Canada, and Story Environmental, though if work is halted for any reason there are no locked in contractual minimums that would be required to be paid. All contracts are on a time and materials basis.

27.          Supplemental Cash Flow Information

The Company did not make any cash payments and had no cash receipts for interest or income taxes during the year ended December 31, 2020 and 2019, other than minor interest on cash balances.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

28.          Segmented Information

The Company’s exploration and evaluation activities are located in the province of Ontario, Canada and Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA. Refer to notes 8 and 9 for segmented information by geographic locations.

29.          Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

(a)           Key Management Personnel Compensation

During the year ended December 31, 2020 and 2019, the Company paid and/or accrued the following fees to management personnel and directors:

	December 31,	December 31,
	2020	2019
Management	$1,559,147	$932,186
Directors	183,849	340,310
	$1,742,996	$1,272,496

During the year ended December 31, 2020 the Company had share–based payments made to management and directors of $636,778 (December 31, 2019 – $1,240,502).

(b)           Due to Related Parties

As at December 31, 2020 and 2019, the Company had the following amounts due to related parties:

	December 31,	December 31,
	2020	2019
Accounts payable and accrued liabilities	$361,500	$61,468
	$361,500	$61,468

As at December 31, 2020 the accrued liabilities balance for related parties was $361,500 (December 31, 2019 – $61,468).

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

30.          Subsequent Events

Subsequent to December 31, 2020:

(a)	On January 22, 2021, the Company announced the closing of a bought deal offering (the “Offering”) of units of the Company (the “Units”) for gross proceeds of $9,775,230. A total of 31,533,000 Units were sold at a price of $0.31 per Unit (the “Offering Price”). Each Unit consisted of one common share and one–half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant is exercisable into one common share of the Company at an exercise price of $0.50 per common share for a period of 24 months from the closing of the Offering. The underwriters received a cash commission equal to 6% of the gross proceeds of the Offering and 1,891,980 compensation warrants (“Compensation Warrants”), each Compensation Warrant exercisable to acquire one common share of the Company at the Offering Price for a period of 23 months from the closing of the Offering. The completion of this financing significantly enhanced the Company’s cash position.

(b)	On February 22, 2021 the Company announced it has established an at–the–market equity program (the “ATM Program”) that allows the Company to issue up to $10,000,000 of common shares from treasury to the public from time to time, at the Company’s discretion. Distributions of the commons shares through the ATM Program, if any, will be made pursuant to the terms of an equity distribution agreement between the Company and Cantor Fitzgerald Canada Corporation (the “Agent”). The ATM Program will be effective until the earlier of the issuance and sale of all of the commons shares issuable pursuant to the ATM Program and December 26, 2022, unless terminated prior to such date by the Company or the Agent.

(c)	On February 22, 2021, the Company announced that Acceleration Trigger had been met under the terms of the warrants issued as part of the Company’s March 2019 and February 2020 private placements. The Company exercised its right accelerate the expiry date of each set of warrants to March 15, 2021, the date that is 20 calendar days after the notice of acceleration was provided to the holders of the warrants.

(d)	On March 1, 2021, the Company announced the completion of a transaction with Kuya Silver Corporation (“Kuya”) to sell a portion of its exploration assets in the Cobalt Camp and to form a joint venture to advance the remaining mineral assets. Kuya acquired a 100% interest in the Kerr area properties (the “Kerr Assets”) for total consideration of $4 million, comprised of $1 million in cash and $3 million in Kuya shares. Kuya may elect to exercise an option to earn up to a 70% interest in the remaining Cobalt Camp assets (the “Remaining Assets”) with further payments. First Cobalt will spend $1 million of its flow–through proceeds raised in August 2020 on eligible expenditures in the Cobalt Camp, split evenly between the Kerr Assets and the Remaining Assets.

Per the terms of the agreement, the following outlines the potential option payments and associated obligations for the Remaining Assets:

a)	On or prior to the Earn–In Date (6 months from the transaction closing date), Kuya may elect to initiate the Option by making a cash payment of $1,000,000 or issuing the equivalent value in Kuya Shares at the Earn–In VWAP prior to such payment (the “Initial Earn–In Payment”).

b)	Within twelve (12) months of the Earn–In Date, with Kuya having completed a cash payment of $300,000 to First Cobalt or having issued the equivalent value of Kuya Shares at an issuance price equivalent to the Earn–In VWAP prior to such payment and having incurred expenditures of no less than $2,000,000 on the Remaining Assets, in consideration for a forty–nine percent (49%) interest in and to the Remaining Assets in favour of Kuya.

FIRST COBALT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in Canadian dollars)

c)	Within twenty–four (24) months of the Earn–In Date, with Kuya having completed a further cash payment of $350,000 to the First Cobalt, or having issued the equivalent value of Kuya Shares at an issuance price equivalent to the Earn–In VWAP prior to such payment, and having incurred further expenditures of no less than $1,000,000 on the Remaining Assets, in consideration for an additional eleven percent (11%) interest in and to the Remaining Assets, for an aggregate interest of sixty percent (60%) in favour of the Kuya.

d)	Prior to the expiry of the Option Period, with Kuya having completed a further cash payment of $350,000 to the First Cobalt, or having issued the equivalent value of Kuya Shares at an issuance price equivalent to the Earn–In VWAP prior to such payment, and having incurred further expenditures of no less than $1,000,000 on the Remaining Assets, in consideration for an additional ten percent (10%) interest in and to the Remaining Assets, for an aggregate interest of seventy percent (70%) in favour of the Kuya.

In addition, the agreement includes milestone payments to be made by Kuya to FCC in the event that a large resource is delineated.

(e)	From January 1, 2021 through to April 15, 2021, an additional 27,314,609 warrants were exercised for gross proceeds of $6,068,956. The warrants were exercised at strike prices from $0.21 to $0.27.

(f)	On March 25, 2021, the Company entered in a loan amendment agreement with Glencore AG to repay the existing loan of approximately US$5.5 million by issuing common shares of the Company. A total of 23,849,737 shares were issued at a deemed price of $0.29 per share, representing a 15% discount to the closing trading price of the Company’s shares on the TSXV on the day before the agreement. The original loan agreement contained a right (the “conversion right”) for Glencore to convert the balance owing into common shares at a discount of 15% to market price, and the amendments permitted First Cobalt to repay the loan early by issuing common shares on broadly similar terms to the conversion right. This transaction allowed the Company to eliminate all corporate debt and free up the security package associated with the refinery as it advances its project debt process.

Page 39 of 39